October --, 1997





Epitope, Inc.
8505 S.W. Creekside Place
Beaverton, Oregon  97008

         Subject: Proposed Section 355 Spin-off of Agritope, Inc.

Ladies and Gentlemen:

         You have requested our opinion regarding the material U. S. federal income tax consequences of the proposed spin-off (the "Distribution") of Agritope, Inc. ("Agritope") by Epitope, Inc. ("Epitope"). Capitalized terms not otherwise defined in this letter have the meanings given to them in the Information Statement/Prospectus of Agritope which constitutes a part of the Registration Statement on Form S-1 (the "Registration Statement") filed in respect of the shares of Agritope being distributed to Epitope shareholders in connection with the Distribution. This opinion is delivered in accordance with the requirements of Item 601(b)(8) of Regulation S-K under the Securities Act.

         In rendering our opinion, we have reviewed the Separation Agreement (the "Agreement") and the Information Statement/Prospectus and such other material as we have deemed necessary or appropriate as a basis for our opinion. We have relied, with the consent of Epitope, upon certain representations contained in the representation letter given us by Epitope (a copy of which is attached to this opinion). We have also assumed that the transactions contemplated by the Distribution will be consummated in accordance with the Agreement and as described in the Information Statement/Prospectus. In addition, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended, Treasury Regulations, pertinent judicial authorities, rulings of the Internal Revenue Service, and such other authorities as we have considered relevant.

         Based upon the foregoing, it is our opinion that under presently applicable law, for federal income tax purposes the Distribution will constitute a distribution within the meaning of Section 355 of the Internal Revenue Code. Accordingly, it is our opinion that the material federal income tax consequences of the Distribution will be as follows:

Epitope, Inc.                         - 2 -                     October --, 1997



                  1. No gain or loss will be recognized by Agritope as a result of the Distribution.

                  2. No gain or loss will be recognized by Epitope shareholders upon their receipt of Agritope Stock, except that an Epitope shareholder who receives cash proceeds in lieu of a fractional share interest in Agritope Stock will recognize gain or loss equal to the difference between such proceeds and the tax basis allocated to the fractional share interest, and such gain or loss will constitute capital gain or loss if such shareholder's Epitope Stock with respect to which the shares of Agritope stock are received is held as a capital asset on the date of the Distribution.

                  3. The aggregate basis of the shares (including any fractional shares) of Epitope Stock and Agritope Stock in the hands of the Epitope shareholders immediately after the Distribution will be the same as the basis of the Epitope Stock held immediately before the Distribution, allocated between the shares (including any fractional shares) in proportion to the fair market values of each on the date of the Distribution.

                  4. The holding period of the Agritope Stock (including any fractional shares) received by the Epitope shareholders will include the holding period of the Epitope Stock with respect to which the Distribution was made, provided that the Epitope Stock is held as a capital asset on the date of the Distribution.

                  We express no opinion concerning the income tax consequences of the Distribution to Epitope.


                  We have reviewed the discussion in the Information Statement/Prospectus under the caption "THE DISTRIBUTION--Certain Federal Income Tax Consequences" (the "Tax Discussion"). In our opinion the Tax Discussion, insofar as it relates to statements of tax law or conclusions thereunder, is correct and complete in all material respects. We hereby confirm that the Tax Discussion accurately sets forth our opinion.


                  This opinion is being furnished in connection with the Registration Statement. You may rely upon and refer to the foregoing opinion in the Information Statement/Prospectus and the Registration Statement. Any variation or difference in the facts from those set forth or assumed either in this opinion or the Information Statement/Prospectus may affect the conclusions stated in this opinion.

Epitope, Inc.                         - 3 -                     October --, 1997


                  We hereby consent to the use of our name in the Information Statement/Prospectus under the caption "THE DISTRIBUTION--Certain Federal Income Tax Consequences" and "Legal Matters" and to the filing of this opinion as an Exhibit to the Registration Statement. In giving this consent, we do not admit that we come within the category of persons whose consent is required under
Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

                                       Very truly yours,

                                       Miller, Nash, Wiener, Hager & Carlsen LLP

                              [EPITOPE LETTERHEAD]



                                     [date]

Miller, Nash, Wiener, Hager & Carlsen LLP
111 S.W. Fifth Avenue, Suite 3500
Portland, Oregon  97204

         Subject:    Proposed Section 355 Spin-off of Agritope, Inc.

Gentlemen:

                  In connection with the distribution (the "Distribution") of the stock of Agritope, Inc. ("Agritope") to the shareholders of Epitope, Inc. ("Epitope") under Section 355 of the Internal Revenue Code (the "Code") and as described in the Information Statement/Prospectus filed as part of the
Registration Statement on Form S-1 (Registration No. 333-34597) with the Securities and Exchange Commission, Epitope has requested that its counsel, Miller, Nash, Wiener, Hager & Carlsen LLP ("Miller Nash"), render an opinion as the federal income tax consequences of the Distribution to Epitope and to Epitope shareholders. Miller Nash would not render such opinion but for certain factual representations from Epitope and Agritope. Capitalized terms not otherwise defined in this letter have the meanings given to them in the Information Statement/Prospectus.

                  This letter sets forth certain representations in connection with your tax opinion in connection with the Distribution. Epitope, on its own behalf and on behalf of Agritope, hereby makes the following representations to Miller Nash with the intention that Miller Nash rely on such representations in rendering its opinion as to the federal income tax consequences of the Distribution. Epitope and Agritope represent that to the best knowledge and belief of the management of Epitope and Agritope:

                  1. The facts that relate to the Distribution and the related transactions pursuant to the Separation Agreement dated as of September --, 1997 (the "Agreement"), described in the Information Statement/Prospectus are true, correct, and complete in all material respects.

                  2. The Distribution will be consummated in compliance with the material terms of the Agreement and none of the material terms and conditions of the Agreement have been waived or modified and Epitope has no plan or intention to waive or modify any such material term or condition.

                  3. Agritope has agreed to issue --- shares of Agritope stock in a private placement to certain investors for between $6 and $7 per share, or an aggregate price of $--- million (the "Private Placement") subsequent to the Distribution, but as part of an overall plan. The Distribution is conditioned on Agritope receiving payments in escrow prior to the Distribution for financing in an amount the Epitope board of directors deems sufficient to support the operations of Agritope as a separate business for a period of not less than two years.

                  4. The primary purpose of the Distribution is to allow Agritope to raise immediately needed working capital through the sale of its own equity securities. Epitope believes that equity financing for Agritope can only be accomplished if Agritope becomes an independent public company.

                  5. Agritope is a majority owner of Vinifera, Inc. ("Vinifera"). Prior to the Distribution, Agritope offered to exchange up to an aggregate of ---- shares of Agritope Stock for shares of Vinifera preferred stock and Vinifera common stock (together "Vinifera Stock") held by minority holders of Vinifera. The exchange of Agritope Stock for Vinifera Stock will immediately follow the Distribution.

                  6. As a result of the Private Placement and the Vinifera Stock exchange, the Agritope Stock distributed to Epitope's shareholders in the Distribution will represent approximately percent of all the Agritope Stock outstanding after completion of the Distribution and the two subsequent transactions.

                  7. No property other than Agritope Stock will be distributed in the Distribution.

                  8. The fair market value of the Agritope Stock to be distributed is less than the income tax cost basis of the Agritope Stock in the hands of Epitope.

                  9. All shares of Agritope Stock held by Epitope will be distributed. Epitope will make a distribution to holders of record of Epitope Stock, of one share of Agritope Stock for every shares of Epitope Stock.

                  10. Epitope and Agritope have no accumulated earnings and profits at the beginning of their respective tax year and expect to have no current earnings and profits for the current tax year.

                  11. There is no plan or intention by any shareholder who owns 5 percent or more of the Epitope Stock, and the management of Epitope, to the best of its knowledge, is not aware of any plan or intention on the part of any particular remaining shareholder or security holder of Epitope to sell, exchange, transfer by gift, or otherwise dispose of any stock in, or securities of, either Epitope or Agritope after the Distribution.

                  12. At the time of the Distribution, all outstanding Agritope Stock will be held by Epitope. Epitope will distribute all of the Agritope Stock to its shareholders of record at the time of the Distribution. Subsequently, Agritope will exchange newly issued Agritope Stock for Vinifera shares, and will raise capital through the Private

         Placement. Neither the exchange nor the Private Placement could occur without the successful completion of the Distribution.

                  13. Both Epitope and Agritope have been actively engaged in a separate trade or business for more than the five-year period ending with the date of the Distribution and neither such active trade or business was acquired within such five-year period in a taxable transaction.

                  14. After the Distribution, both Agritope and Epitope will continue to conduct their respective active businesses.

                  15. There is no intercorporate indebtedness existing between Agritope and Epitope that was issued, acquired, or will be settled at a discount.

                  16. Neither Agritope nor Epitope is an investment company as defined in Internal Revenue Code sections 368(a)(2)(f)(iii) and (iv).

                  17. The payment of cash in lieu of fractional shares of Agritope common stock is solely for the purpose of avoiding the expense and inconvenience to Agritope of issuing fractional shares and does not represent separately bargained-for consideration.

                  18. We will promptly and timely notify Miller Nash if, for any reason, whatever, any of the above representations are not correct immediately prior to the Distribution.

                  Insofar as any of the foregoing representations pertain to any person other than Epitope or Agritope, the representations are only as to the knowledge of the undersigned without specific inquiry. You are authorized to rely on the foregoing representations in issuing your tax opinion in connection with the Distribution.


                                      Very truly yours,


                                      EPITOPE, INC.


                                      By:---------------------------------------
                                      Its:--------------------------------------


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